FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from the Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.

WISCONSIN PUBLIC SERVICE CORPORATION hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1) <u>Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest</u>.

    a) <u>Wisconsin Public Service Corporation</u> is a utility company and was incorporated on July 28, 1883 under the laws of the State of Wisconsin and has its principal executive office at 700 North Adams Street, Green Bay, Wisconsin 54301. The total assets of Wisconsin Public Service at December 31, 2004 were $2,768,595,003, or 62% of the assets of WPS Resources. WPS Resources' equity in net income of Wisconsin Public Service for the year 2004 was $107,887,067. Wisconsin Public Service is an operating public utility company engaged chiefly in the production, distribution, and sale of electricity and in the purchase, distribution, and sale of natural gas. Wisconsin Public Service serves approximately 421,240 electric retail customers and 305,648 gas retail customers in 11,000 square miles in northeastern and central Wisconsin and an adjacent part of Upper Michigan. Wisconsin Public Service provides wholesale electric service to various customers, including municipal utilities, electric cooperatives, energy marketers, other investor-owned utilities, and a municipal joint action agency. About 96% of operating revenues of Wisconsin Public Service in the year 2004 were derived from Wisconsin customers, and 4% from Michigan customers.

        Subsidiaries of Wisconsin Public Service Corporation consist of the following:

        i) <u>WPS Leasing, Inc.</u> is a nonutility company and was incorporated on September 1, 1994 under the laws of the State of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin Public Service owns 100% of the capital stock of WPS Leasing. The total assets of WPS Leasing at December 31, 2004 were $10,860,332. The 2004 Wisconsin Public Service equity interest in net income (loss) of WPS Leasing was $(38,931). The principal business of WPS Leasing is to participate in the financing of specific utility projects.

ii)   <u>Wisconsin Valley Improvement Company,</u> of which Wisconsin Public Service owns 27.1% of the voting stock, is incorporated under the laws of the State of Wisconsin and has its principal office at Wausau, Wisconsin. Wisconsin Valley Improvement operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons. Water tolls are charged to benefit power plant owners as determined semiannually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature (as amended by Chapter 497, Wisconsin Laws of 1939). Wisconsin Valley Improvement generates no electric energy and renders no public utility services. Wisconsin Public Service's share of total assets of Wisconsin Valley Improvement at December 31, 2004 was $753,176. Wisconsin Public Service's equity in net income of Wisconsin Valley Improvement for the year 2004 was $20,945. It is the opinion of legal counsel that Wisconsin Valley Improvement is not a "public utility company" as defined in the Public Utility Holding Company Act of 1935. In findings and opinion promulgated October 28, 1940, in File No. 31-480 (8 S.E.C. Decisions, P. 134), to which reference is hereby made, the Securities and Exchange Commission declared Wisconsin Valley Improvement not to be a subsidiary of Wisconsin Public Service.

iii)   <u>Wisconsin River Power Company</u> is a utility company of which Wisconsin Public Service owns 50% of the voting stock, is incorporated under the laws of the State of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin River Power's business consists of the operation of two hydroelectric plants on the Wisconsin River and a combustion turbine near Wisconsin Rapids, Wisconsin. The energy output is sold to the two companies that own equal proportions of all outstanding stock of Wisconsin River Power. Wisconsin Public Service's 50% share of total assets of Wisconsin River Power at December 31, 2004 was $14,632,279. Wisconsin Public Service's equity in net income of Wisconsin River Power for the year 2004 was $6,176,804. Further information concerning the nature of the business of Wisconsin River Power is set forth in findings and opinions of the Securities and Exchange Commission entered in reference to Wisconsin River Power on January 29, 1948 in File Nos. 70-1656 and 31-551 (27 S.E.C. Decisions, P. 539) and its orders in Docket No. EL79-10.

iv)   <u>WPS Investments, LLC</u> is a nonutility company organized on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. At December 31, 2004, WPS Investments is owned 36.36% by Wisconsin Public Service, 10% by Upper Peninsula Power, and 53.64% by WPS Resources. The principal business of WPS Investments is to hold the investments in American Transmission Company LLC and Guardian Pipeline, LLC. At December 31, 2004, WPS Investments owned approximately a 22.64% interest in American Transmission Company and a 33 1/3% interest in Guardian Pipeline, LLC.

    (1)   <u>American Transmission Company LLC</u> is a utility company organized on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. The principal business of American Transmission Company LLC is to own and operate the transmission assets formerly owned by Wisconsin Public Service, Upper Peninsula Power Company, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various retail electric cooperatives and municipal utilities. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company LLC.

(2) <u>Guardian Pipeline, LLC</u> is a nonutility company organized on March 11, 1999 under the laws of the State of Delaware. Its principal offices are located at 200 South Executive Drive, Brookfield, Wisconsin 53005. The principal business of Guardian Pipeline, LLC is to own and operate a 142-mile, 36-inch gas transmission pipeline extending from Joliet, Illinois to Ixonia, Wisconsin.

v) <u>ATC Management, Inc.</u> is a utility company incorporated on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. ATC Management is the corporate manager of American Transmission Company LLC. At December 31, 2004, Wisconsin Public Service Corporation owns 19.75% of ATC Management.

2) <u>A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.</u>

Statistics set forth in the answer to this item are as of December 31, 2004.

a) <u>Wisconsin Public Service Corporation</u> owns and operates electric properties comprising an integrated system of production and distribution facilities throughout the territory served.

The following table summarizes information on the electric generation facilities of Wisconsin Public Service, including jointly-owned facilities:

Type	Name	Location	Fuel	Rated Capacity (a) (Megawatts)	
Steam	Pulliam (6 units)	Green Bay, WI	Coal	385.8	
	Weston (3 units)	Wausau, WI	Coal	477.5	
	Kewaunee	Kewaunee, WI	Nuclear	338.4	(b)
	Columbia-Units 1 and 2	Portage, WI	Coal	347.5	(b)
	Edgewater Unit 4	Sheboygan, WI	Coal	102.9	(b)
Total Steam				1,652.1	
Hydroelectric	Alexander	Lincoln County, WI	Hydro	2.3	
	Caldron Falls	Marinette County, WI	Hydro	6.8	
	Castle Rock	Adams County, WI	Hydro	12.8	(b)
	Grand Rapids	Menominee County, MI	Hydro	3.4	
	Grandfather Falls	Lincoln County, WI	Hydro	16.9	
	Hat Rapids	Oneida County, WI	Hydro	0.6	
	High Falls	Marinette County, WI	Hydro	1.1	
	Jersey	Lincoln County, WI	Hydro	0.2	
	Johnson Falls	Marinette County, WI	Hydro	0.9	
	Merrill	Lincoln County, WI	Hydro	1.0	
	Otter Rapids	Vilas County, WI	Hydro	0.3	
	Peshtigo	Marinette County, WI	Hydro	0.2	
	Petenwell	Adams County, WI	Hydro	13.5	(b)
	Potato Rapids	Marinette County, WI	Hydro	0.4	
	Sandstone Rapids	Marinette County, WI	Hydro	0.8	
	Tomahawk	Lincoln County, WI	Hydro	2.4	
	Wausau	Marathon County WI	Hydro	3.1	
Total Hydroelectric				66.7	
Combustion Turbine and Diesel	De Pere Energy Center	De Pere, WI	Natural gas	181.0	
	Eagle River	Eagle River, WI	Distillate fuel oil	4.1	
	Oneida Casino	Green Bay, WI	Distillate fuel oil	3.9	
	Juneau #J31	Adams County, WI	Distillate fuel oil	7.0	(b)
	West Marinette #31	Marinette, WI	Natural gas	44.5	
	West Marinette #32	Marinette, WI	Natural gas	42.2	
	West Marinette #33	Marinette, WI	Natural gas	50.2	(b)
	Weston #31	Marathon County, WI	Natural gas	20.0	
	Weston #32	Marathon County, WI	Natural gas	51.8	
	Pulliam #31	Green Bay, WI	Natural gas	72.6	
Total Combustion Turbine and Diesel				477.3	
Wind	Lincoln	Kewaunee County, WI	Wind	1.8	
Total System				2,197.9	

(a)   Based on capacity ratings for July 2005. As a result of continually reaching demand peaks in the summer months, primarily due to air condition demand, the summer period is the most relevant for capacity planning purposes.

(b)   These facilities are jointly owned by Wisconsin Public Service Corporation and various other utilities. Nuclear Management Company operates the Kewaunee Nuclear Power Plant. Wisconsin Power and Light operates the Columbia and Edgewater units. Wisconsin River Power Company operates the Castle Rock, Petenwell, and Juneau units. Wisconsin Public Service Corporation operates the West Marinette 33 unit. The capacity indicated is our portion of total plant capacity based on the percent of ownership.

Wisconsin Public Service Corporation is a generation and distribution utility. As of December 31, 2004, Wisconsin Public Service owned 122 distribution substations and 20,897 miles of electric distribution lines. Effective January 1, 2001, all transmission property of Wisconsin Public Service was transferred to American Transmission Company. It owns no electric transmission facilities that deliver or receive electric energy at or across the border of Wisconsin.

Gas properties include approximately 7,483 miles of main, 86 gate and city regulator stations and 284,104 lateral services. All directly owned natural gas facilities are located in Wisconsin except for distribution facilities in and near the city of Menominee, Michigan, which receive gas from Wisconsin Public Service gas lines in the adjacent city of Marinette, Wisconsin.

All electric and gas facilities of Wisconsin Public Service are located within the borders of the states of Wisconsin and Michigan. Except for electric and gas lines crossing the common border of those states necessary to interconnect the various parts of its system, it does not have any electric transmission or gas pipelines which deliver or receive electric energy or gas at the borders of such states. About 99% of utility plant is located in Wisconsin, and the balance is in Michigan.

b) <u>ATC Management Inc.</u> is the corporate manager of American Transmission Company and owns no utility assets.

c) <u>American Transmission Company LLC</u> owns and operates electric transmission facilities throughout eastern Wisconsin, portions of Illinois, and the Upper Peninsula of Michigan. Transmission facilities owned by American Transmission Company include 8,900 miles of transmission lines, 100 wholly owned transmission substations, and 360 jointly owned transmission substations.

d) <u>Wisconsin River Power Company</u> owns and operates the 20-megawatt Petenwell hydroelectric plant, the 15-megawatt Castle Rock hydroelectric plant, and a combustion turbine. The hydroelectric plant facilities are located on the Wisconsin River south of Wisconsin Rapids, Wisconsin and the combustion turbine is located near Wisconsin Rapids. All electric energy produced is sold at the plant sites, which are wholly within the State of Wisconsin, and no electric energy is delivered to or received by it outside of the State of Wisconsin. Wisconsin River Power sold 178,865,000 KWH of electric energy at retail or wholesale during the twelve months ended December 31, 2004.

3) <u>The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:</u> (The information required by Item 3 of this Form U-3A-2 is shown in Exhibit C hereto.)

4) <u>The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.</u>

Not Applicable

LIST OF EXHIBITS

Exhibit A-1   Balance Sheet at December 31, 2004, of Wisconsin Public Service Corporation and subsidiaries.

Exhibit A-2   Income Statement and Statement of Retained Earnings of Wisconsin Public Service Corporation and subsidiaries for the year ended December 31, 2004.

Exhibit A-4   Balance Sheet at December 31, 2004, and Statements of Income and Retained Earnings of Wisconsin River Power Company for the year ended December 31, 2004. (The financial statements of Wisconsin River Power Company are not customarily consolidated with those of any other company.)

Exhibit B   An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

Exhibit C   Statement showing sales for the calendar year 2004 of electric energy and gas by Wisconsin Public Service Corporation and Wisconsin River Power Company.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 28th day of February, 2005.

WISCONSIN PUBLIC SERVICE CORPORATION

/s/ Joseph P. O'Leary
Joseph P. O'Leary
Senior Vice President and
Chief Financial Officer

(CORPORATE SEAL)

Attest: /s/ Barth J. Wolf
          Barth J. Wolf
          Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Barth J. Wolf, Secretary
Wisconsin Public Service Corporation
700 North Adams Street, P. O. Box 19001
Green Bay, WI 54307-9001

Wisconsin Public Service Corporation and Subsidiaries
Consolidating Balance Sheet

As of December 31, 2004 (Millions)	Wisconsin Public Service Corporation	WPS Leasing, Inc	WPS Investments, LLC	Eliminations Debit	Eliminations Credit	Consolidated Statements
Assets						
Utility plant						
Electric	2,223.9	-	-	-	-	2,223.9
Gas	510.0	-	-	-	-	510.0
Total	2,733.9	-	-	-	-	2,733.9
Less - Accumulated depreciation and decommissioni	1,189.3	-	-	-	-	1,189.3
Total	1,544.6	-	-	-	-	1,544.6
Nuclear decommissioning trusts	344.5	-	-	-	-	344.5
Construction in progress	153.1	-	-	-	-	153.1
Nuclear fuel, less accumulated amortization	24.6	-	-	-	-	24.6
Net utility plant	**2,066.8**	**-**	**-**	**-**	**-**	**2,066.8**
Current assets						
Cash and cash equivalents	3.2	0.3	-	-	-	3.5
Customer and other receivables, net	106.2	-	-	-	-	106.2
Receivables from related parties	9.1	0.1	-	-	0.1	9.1
Accrued utility revenues	68.4	-	-	-	-	68.4
Fossil fuel, at average cost	15.2	-	-	-	-	15.2
Gas in storage, at average cost	60.2	-	-	-	-	60.2
Materials and supplies, at average cost	28.3	-	-	-	-	28.3
Assets from risk management activities	5.7	-	-	-	-	5.7
Prepayments and other	39.3	-	-	-	-	39.3
Total current assets	**335.6**	**0.4**	**-**	**-**	**0.1**	**335.9**
Regulatory assets	156.5	-	-	-	-	156.5
Goodwill	36.4	-	-	-	-	36.4
Investments and other assets	162.1	10.5	-	0.4	-	173.0
Total assets	**2,757.4**	**10.9**	**-**	**0.4**	**0.1**	**2,768.6**
Capitalization and Liabilities						
Capitalization						
Common stock equity	899.7	(0.4)	-	0.5	0.9	899.7
Preferred stock with no mandatory redemption	51.2	-	-	-	-	51.2
Long-term debt to parent	-	12.0	-	-	-	12.0
Long-term debt	496.0	-	-	-	-	496.0
Total capitalization	**1,446.9**	**11.6**	**-**	**0.5**	**0.9**	**1,458.9**
Current liabilities						
Short-term debt	101.0	-	-	-	-	101.0
Accounts payable	145.1	-	-	-	-	145.1
Payables to related parties	9.0	-	-	0.1	-	8.9
Accrued interest and taxes	8.1	-	-	-	-	8.1
Other	20.5	-	-	-	-	20.5
Total current liabilities	**283.7**	**-**	**-**	**0.1**	**-**	**283.6**
Long-term liabilities and deferred credits						
Accumulated deferred income taxes	130.8	(0.7)	-	-	-	130.1
Accumulated deferred investment tax credits	15.2	-	-	-	-	15.2
Regulatory liabilities	271.1	-	-	-	-	271.1
Environmental remediation liability	66.7	-	-	-	-	66.7
Pension and postretirement benefit obligations	92.9	-	-	-	-	92.9
Asset retirement obligations	364.4	-	-	-	-	364.4
Payables to related parties	18.6	-	-	-	-	18.6
Other long-term liabilities	67.1	-	-	-	-	67.1
Total long-term liabilities and deferred credits	**1,026.8**	**(0.7)**	**-**	**-**	**-**	**1,026.1**
Commitments and contingencies	**-**	**-**	**-**	**-**	**-**	**-**
Total capitalization and liabilities	**2,757.4**	**10.9**	**-**	**0.6**	**0.9**	**2,768.6**

Wisconsin Public Service Corporation and Subsidiaries
Consolidating Statement of Income

For the year ended December 31, 2004 (Millions)	Wisconsin Public Service Corporation	WPS Leasing, Inc	WPS Investments, LLC	Eliminations		Consolidated Statements
				Debit	Credit	
Operating revenues						
Electric	801.2	-	-	-	-	801.2
Gas	420.9	-	-	-	-	420.9
Other nonutility	-	1.4	-	1.4	-	-
Total operating revenues	**1,222.1**	**1.4**	**-**	**1.4**	**-**	**1,222.1**
Operating expenses						
Electric production fuels	138.6	-	-	0.5	1.4	137.7
Purchased power	111.3	-	-	-	-	111.3
Gas purchased for resale	301.9	-	-	-	-	301.9
Other operating expenses	306.9	-	-	-	-	306.9
Maintenance	79.1	-	-	-	-	79.1
Depreciation and decommissioning	91.0	0.5	-	-	0.5	91.0
Federal income taxes	37.8	-	-	-	-	37.8
Investment tax credit restored	(1.3)	-	-	-	-	(1.3)
State income taxes	10.6	-	-	-	-	10.6
Gross receipts tax and other	38.5	-	-	-	-	38.5
Total operating expense	**1,114.4**	**0.5**	**-**	**0.5**	**1.9**	**1,113.5**
Operating income	**107.7**	**0.9**	**-**	**1.9**	**1.9**	**108.6**
Other income and (deductions)						
Allowance for equity funds used during construction	2.0	-	-	-	-	2.0
Other, net	35.2	-	-	-	-	35.2
Income taxes	(4.2)	-	-	-	-	(4.2)
Total other income	**33.0**	**-**	**-**	**-**	**-**	**33.0**
Interest expense						
Interest on long-term debt	28.9	1.0	-	-	-	29.9
Other interest	4.5	-	-	-	-	4.5
Allowance for borrowed funds used during constructi	(0.7)	-	-	-	-	(0.7)
Total interest expense	**32.7**	**1.0**	**-**	**-**	**-**	**33.7**
Minority interest						**-**
Net income	**108.0**	**(0.1)**	**-**	**1.9**	**1.9**	**107.9**
Preferred stock dividend requirements	**3.1**	**-**	**-**	**-**	**-**	**3.1**
Earnings on common stock	**104.9**	**(0.1)**	**-**	**1.9**	**1.9**	**104.8**

Wisconsin Public Service Corporation and Subsidiaries
Consolidating Stmnt of Retained Earnings

As of December 31, 2004 (Millions)	Wisconsin Public Service Corporation	WPS Leasing, Inc	WPS Investments, LLC	Eliminations		Consolidated Statements
				Debit	Credit	
Retained earnings (1/1/04)	279.2	(0.8)	-	-	0.8	279.2
Net income	107.9	(0.1)	-	-	0.1	107.9
	387.1	(0.9)	-	-	0.9	387.1
Preferred stock dividends	3.1	-	-	-	-	3.1
Dividends declared	75.0	-	-	-	-	75.0
Other	0.2	-	-	-	-	0.2
Retained earnings (12/31/04)	**308.8**	**(0.9)**	**-**	**-**	**0.9**	**308.8**

UNAUDITED

Exhibit A-4

Wisconsin River Power Company
Consolidated Balance Sheet
As of December 31, 2004

		2004
ASSETS		
Utility Plant		
Utility Plant in service	$	35,324,843
Construction Work in Progress		300,563
Less: Reserve for Depreciation		(17,135,661)
		18,489,745
Other Property & Investments		
Non Utility Property (net)		866,394
Stock - Other Companies		217,430
		1,083,824
Current & Accrued Assets		
Cash and Marketable Securities		7,727,955
Accounts Receivable - Other		(355)
Accounts Receivable - Associated Co.		706,263
Federal and State Income Taxes Accrued		193,929
Interest Receivable		-
Materials, Supplies & Fuel Stock		114,420
Prepaid Expense		410,910
		9,153,121
Deferred Debits		
Prepaid Pension Benefits		-
Deferred Income Taxes		274,201
Regulatory Asset - Deferred Taxes		263,667
		537,868
Total Assets	$	29,264,559
LIABILITIES AND CAPITAL		
Shareholders' Equity		
Common Stock	$	9,360,000
Retained Earnings		
Balance, Beginning of Period		16,279,117
Add - Net Income		12,353,608
Less - Dividends		(12,074,400)
Balance, End of Period		16,558,325
Accumulated Comprehensive Income		
Balance, Beginning of Period		(287,593)
Comprehensive Income		1,167
Balance, End of Period		(286,426)
Total Shareholders' Equity		25,631,899
Current and Accrued Liabilities		
Accounts Payable		228,340
Accounts Payable-Associated Co.		443,248
Federal and State Income Taxes Accrued		-
Property Taxes Accrued		237,311
Other Accrued Liabilities		241,262
		1,150,161
Deferred Credits and Other Liabilities		
Deferred Income Taxes		1,819,773
Deferred Investment Tax Credit		18,144
Postretirement Benefits		501,267
Accrued Pension Liability		143,315
Other		-
		2,482,499
Total Liabilities and Capital	$	29,264,559

Wisconsin River Power Company and Subsidiary　　　　　　　**Exhibit A-4**
Consolidated Statements of Income
For the Year Ended December 31, 2004

	2004
Operating Revenues	
Sales of Electric Energy-Hydro	$ 6,145,384
Sales of Electric Energy-CT	1,224,528
Sales of Water and Other Revenue	132,255
Total Revenues	7,502,166
Operating Expenses	
Hydro Operation & Maintenance	1,930,188
CT Operation & Maintenance	41,524
Administrative & General Expenses	
Outside Services	265,584
Insurance & Injuries & Damages	414,254
Other Admin & General Expenses	422,030
Depreciation	733,039
Taxes	
Federal & State Income Taxes	1,272,077
Property and Gross Receipts Taxes	356,539
Payroll Taxes & Other	35,354
Total Operating Expenses	5,470,589
Net Operating Income	2,031,578
Other Income & Deductions	
Other Income	
Timber Sales	181,266
Gain (Loss) on Land Sales	17,218,886
Interest, Dividends and Other Revenue	631,776
AFUDC	-
Total Other Income	18,031,928
Other Expense	
Administrative	415,381
Other Expense	184,150
Property Tax	225,919
Total Other Expense	825,450
Total Before Tax	17,206,478
Federal & State Income Tax	6,880,846
Total Other Income & Deductions	10,325,632
Income (Loss) Before Interest Expense	12,357,210
Interest Expense	3,602
Net Income (Loss)	$ 12,353,608

UNAUDITED **Exhibit A-4**

Wisconsin River Power Company and Subsidiary

Consolidated Statements of Retained Earnings

For the Year Ended December 31, 2004

	2004
Balance, Beginning of Year	$ 16,279,117
Add - Net Income	12,353,608
Less - Dividends Declared	12,074,400
Balance, End of Year	$ 16,558,325

**ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG
OR
FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES
IN THE HOLDING COMPANY SYSTEM**

Wisconsin Public Service Corporation
    WPS Leasing, Inc.
    Wisconsin Valley Improvement Company (27.1% ownership)
    Wisconsin River Power Company (50% ownership)
    WPS Investments, LLC (approximately 36.36% ownership)
        American Transmission Company LLC (approximately 22.64% ownership)
        Guardian Pipeline LLC (33 1/3% ownership)
    ATC Management Inc. (19.75% ownership)

Exhibit C

SALES OF ELECTRIC ENERGY AND GAS
Calendar Year 2004

	Wisconsin Public Service Corporation	Wisconsin River Power Company
(a) Electric energy sold (at retail or wholesale)		
WI (kWh)	12,848,083,488	178,865,000
MI (kWh)	645,304,823	
Total (kWh)	13,493,388,311	178,865,000
WI (revenues-excludes misc)	$762,470,140	$7,329,412
MI (revenues-excludes misc)	$31,887,040	-
Total (revenues associated with energy sold)	$794,357,180	$7,329,412
Intercompany :		
WI- Wisc River Power to WPSC (kWh)	None	75,156,000 *
WI- WPSC to UPPCO (kwh)		None
MI- UPPCO to WPSC (kwh)	None	None
WI- Wisc River Power to WPSC (revenues)	None	$3,175,819
WI- WPSC to UPPCO (revenues)		None
MI- UPPCO to WPSC (revenues)	None	None
Sales Net of Intercompany		
WI (kWh)	13,382,994,311	103,709,000 *
MI (kWh)	645,304,823	-
Total (kWh)	14,028,299,134	103,709,000
WI (revenues-excludes misc)	$753,239,681	$4,153,593 *
MI (revenues-excludes misc)	$31,887,040	-
Total (revenues associated with energy sold)	$785,126,720	$4,153,593
Gas distributed at retail		
WI (MCF)	40,844,845	None
MI (MCF)	708,358	None
Total (MCF)	41,553,203	
WI (revenues excludes misc)	$372,348,618	None
MI (revenues excludes misc)	$5,900,730	None
Total (revenues excludes misc)	$378,249,348	
Intercompany	None	None
Other (Transport Gas)		
WI (MCF)	34,226,051	None
MI (MCF)	947,631	None
Total (MCF)	35,173,682	
WI (revenues)	$13,215,211	None
MI (revenues)	$359,928	None
Total (revenues)	$13,575,139	

Exhibit C

SALES OF ELECTRIC ENERGY AND GAS
Calendar Year 2004

(b) Electric energy distributed at retail outside state of organization

MI (kWh)	304,133,277	None
MI (revenues excludes misc)	$15,412,418	None

Gas distributed at retail outside state of organization

MI (MCF)	1,655,989	None
MI (revenues excludes misc)	$6,260,658	None

(c) Electric energy sold at wholesale outside state of organization or at state line

MI (kWh)	341,171,546	None
MI (revenues)	$16,474,622	None
WI (kWh)		
WI (revenues)		
IL (kWh)		
IL (revenues)		

Gas sold at wholesale outside state of organization or at state line

MI (kWh)	None	None
MI (revenues)	None	None

(d) Electric energy purchased outside state of organization or at state line

Kwh--	2,167,285,000	None
Expenses--	$94,171,294	None

Gas purchased outside state of organization or at state line

Numerous States (MCF)	472,361,700	None
Numerous States (expenses)	$273,677,930	None

Exhibit C

SALES OF ELECTRIC ENERGY AND GAS
Calendar Year 2004
FOOTNOTES

* Quantities shown represent actual deliveries. By contract, each of the three purchasers
of the output of Wisconsin River Power Company is entitled to receive, and is required
to pay for one-third of the total output. As of September 1, 2004, Wisconsin Public Service
Corporation and Wisconsin Power and Light Company purchase all of the output of
Wisconsin River Power Company.